UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011.

Commission File Number 001-34250

SEVEN ARTS PICTURES PLC
(Translation of registrant's name into English)

136-144 New Kings Road London, UK SW6 4LZ
(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Effective at the opening of trading on September 1, 2011, Seven Arts Entertainment Inc. ("Seven Arts" or “SAE”) will be substituted for the NASDAQ listing of Seven Arts Pictures PLC ( the "Company"). On that date, each of the Company’s ordinary shares will be exchanged for one share of common stock of SAE, which will commence trading on NASDAQ as the successor to the Company’s NASDAQ listing.  SAE’s new CUSIP number is 81783N102 and its trading symbol will remain SAPX.  The Company expects that DTCC will continue electronic transfer of SAE common stock as it has of the Company’s ordinary shares.  This transaction was approved by the Company’s shareholders at the Company’s General Meeting on June 11, 2010.

The Board of Directors of SAE shall be the existing six members of the Board of Directors of the Company, plus the addition of Robert Kaiser as a Board Member and Chairman of SAE’s Audit Committee. SAE will have four members of its Board who are independent as defined by NASDAQ.  Mr. Kaiser is currently and has been since 2007 Chairman and Chief Executive Officer of CLST Holdings, the remaining public company of Cellstar Inc. whose assets have been sold in 2007.  Mr. Kaiser held several executive positions, including chairman and chief executive officer of Cellstar from 2002 to 2007, an international logistics and distribution company in the communication industry with sales in excess of $2 billion.  Mr. Kaiser was formerly the Chief Executive Officer of Mobile Star and SkyTel/Worldcom from 1996 to 2001.  Mr. Kaiser was also the Chief Financial Officer of Southwestern Bell Mobile Systems from 1986-1996.

The Company’s business and that of certain non-operating subsidiaries will be liquidated and wound up under applicable English law.  The Company will retain 2,000,000 shares of common stock of SAE and a guarantee from SAE that these shares will be sufficient to satisfy the obligations of the Company not assumed by SAE.

SAE will be a United States issuer and will commence regular quarter reporting for the first quarter ended September 30, 2011.

SALE OF SHARES BY A DIRECTOR
23,000 shares of the Company owned by the CEO Peter Hoffman but pledged to an insurance company were sold by the insurance company in retirement of a premium loan given to Mr. Hoffman.

Exhibits

99.1           Press Release dated August 31, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

SEVEN ARTS PICTURES PLC

By: /s/ Peter Hoffman
Peter Hoffman
Chief Executive Officer

August 31, 2011